Form 144
1 (a) Name of issuer:
SOUTH STATE CORPORATION
1 (b) IRS Ident. No.
57-0799315
1 (c) SEC File No.
001-12669
1(d) Address of issuer
520 Gervais Street Columbia, SC 29201
1 (e)Telephone No.
803-231-3539
2(a) Name of person for whose account the securities are to be sold
Robert R. Horger
2(b) Relationship to Issuer
Director/Chairman of the Board
2(c) Address Street
1459 Amelia Street Orangeburg SC 29116
3(a) Title of Class of securities to be sold
Common Stock
3(b) Name and address of each broker through
whom the sec are to be offered/each market maker who is acquiring the securities LPL FINANCIAL, 4707 EXECUTIVE DRIVE, SAN DIEGO, CA 92121-3091
3(c) Number of share or other units to be sold
5,000
3(d)Aggregate Market Value
$376.200.00
3(e) Number of shares or other units outstanding
24,184,578
3(f) Approximate Date of Sale
6/12/2015
3(g) Name of each securities exchange
NASDAQ
Table I  Securities to be Sold
Title of the Class:
Common Stock
Date you acquired:
9/23/96
3/18/98
4/2/98
2/19/09

Nature of Acquisition Transaction

Purchases within IRA

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
2,700
1,059
400
841

Date of Payment:
9/23/96
3/18/98
4/2/98
2/19/09


Nature of Payment:
Cash

Table II  Securities sold during past 3 months:
N/A